## Contribution Clothing

ONLINE BOUTIQUE

Contribution Clothing is seeking investment to expand their online boutique that focuses on empowering women and supporting community through monetary donations.

$100 MIN INVESTMENT



INVEST

**Invest to receive a revenue share from Contribution Clothing.**

Invest to receive a portion of Contribution Clothing's gross revenue until you receive the amount you invested plus 50%.

**Revenue is shared quarterly. Returns are transferred directly to your bank account.**

### Investment Round Status

[PROGRESS BAR]

Contribution Clothing has received $0 in investment towards a target of $20,000. If they do not receive at least this amount by August 28, 2019, all investors will be automatically refunded.

Company Profile

**Contribution Clothing**

SUMMARY

Contribution Clothing, a business in the Online Boutique category, is seeking investment to expand their online boutique that focuses on empowering women and supporting community through monetary donations.

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THE ENTREPRENEUR

**Kelly Partridge**

Founder

Read Bio

Kelly is an entrepreneur from Western Massachusetts. She graduated from Bay Path University in 2016 with a Masters in Nonprofit Management and Philanthropy. Her goal is to start a mission driven online boutique that provides support from women and the community.

ABOUT CONTRIBUTION CLOTHING

THE OPPORTUNITY

●      Contribution Clothing is online retail store based out of Springfield, MA, focused on curating bespoke outfits and style offerings with a mission-driven approach to community support.
●      A percentage of quarterly net revenue is donated to local non-profit partners in Western Massachusetts.
●      Through these partnerships, Contribution Clothing creates unique co-marketing opportunities to drive awareness and value to both consumers and causes in the Western Massachusetts region.


THE BUSINESS MODEL

**Sourcing and Procurement:** Finished items are procured wholesale from a regional supply chain of boutique and fair trade manufacturers.

**Pricing:** With a core focus on Women's Apparel and Accessories, Contribution Clothing is targeting a middle-end price point range of $20 - $60.

**Value Proposition:** By matching a lean operation, eschewing the added operational costs of brick and mortar and hourly staffing, with a locally-driven mission and distribution strategy, Contribution Clothing is able to pass through a portion of cost-savings to consumers while also enabling them to support local community organizations and values.

Contribution Clothing is a mission-driven online boutique that focuses on empowering women and supporting community, and vows to donate 15% of net profits to like minded organizations that support like-minded causes.

**Operations:** Payment processing and e-commerce is managed through Shopify, the leading online retail platform. Shipping and Fulfillment is managed in-house, through the USPS Small Business Shipping products and services.

**Distribution Strategy:**
Through a mission-driven approach to localized e-commerce, awareness of Contribution Clothing is amplified by the non-profit organizations they support.

Contribution Clothing also engages with local channel marketing and partnership organizations. They will be working with the Professional Women's Chamber of Western Massachusetts, regional Economic Development organizations, and media outlets to acquire customers.

Their central content strategy is driven by digital platforms, with new products promoted through social media, mainly via Facebook and Instagram. Direct email marketing will be sent on a weekly to monthly basis to individuals who provide email information upon checkout.

## IDENTIFIED POTENTIAL PARTNERSHIP ORGANIZATIONS ARE BUT NOT LIMITED TO:

- Dress for Success of Western Massachusetts
- Empty Arms Bereavement Support
- Girls Inc. of the Valley
- Girls on the Run
- Ovations - For the Cure of Ovarian Cancer
- Safe Passage

## BROWSE THE DATA ROOM

## DOCUMENTS
Contribution Clothing Business Plan [link]

## FINANCIAL PROJECTIONS
[GRAPH OF PROJECTIONS]
*These projections have been generated by Contribution Clothing.*

## BUDGET FOR RAISED FUNDS

• Target Raise  |  ◦ Maximum Raise

| | |
|---|---|
| Inventory | $13,800 |
| Marketing | $5,000 |
| Compensation to MainVest | $1,200 |
| Total | $20,000 |

## ASK A QUESTION
**Investor Discussion**

Ask questions and discuss Contribution Clothing with the entrepreneur and other investors.

## CONVERSATION STARTERS
**Conversation Starters**

- Get to know the entrepreneur. Ask about their professional background and why they're excited about Contribution Clothing.

- What would you want from an online boutique? Ask the entrepreneur if that's part of the plan.
- Business-minded? Discuss the details of offering memorandum and the investor agreement.
- Live in Springfield? Talk about how Contribution Clothing could impact your community.

**Invest in Contribution Clothing**

Invest to receive a percentage of Contribution Clothing's revenue. Returns are transferred directly to your bank account.

$500
$2,000
$5,000

SUMMARY OF TERMS

| | |
|---|---|
| Investment Vehicle | Revenue Sharing Note |
| Target Return on Investment | 50% |
| Business's Aggregate Revenue Share | 4.0-6.0% |
| Minimum Investment Amount | $100 |
| Target Raise | $20,000 |
| Maximum Raise | $40,000 |
| Investment Round Close Date | 8/28/2019 |
| Repayment Schedule | Quarterly |
| Maturity Date | 12/31/2025 |

Review the offering memorandum and the note agreement for additional information pertaining to this investment opportunity.

**Only invest an amount you would feel comfortable losing.**
Investing in private businesses involves risk. Though potential returns are designed to reflect that risk, there is a possibility that you will lose your entire investment. Prior to investing, review MainVest's educational materials [link].

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